Exhibit 99.1

SapuraAcergy awarded contract offshore Vietnam

Luxembourg – January 10, 2012 – Subsea 7 S.A. (Oslo Børs: SUBC) announced today that SapuraAcergy Sdn Bhd (“SASB”) has been awarded a contract for a subsea construction project, offshore Vietnam.

The scope of work requires the installation of: 28km of 12” diameter pipeline, a 28km umbilical, PLETs and SSIV Structures, spools and pre-commissioning.

The value of the contract awarded is approximately $100 million, with the offshore work expected to be performed in mid 2012.

SASB is a joint venture company equally owned by SapuraCrest Petroleum Berhad and Subsea 7 S.A. This project will be accounted for in the share of results of associates and joint ventures line in the Subsea 7 accounts. For this reason, the value of this award will not appear in Subsea 7’s reported backlog and revenue.

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Subsea 7 S.A. is a seabed-to-surface engineering, construction and services contractor to the offshore energy industry worldwide.
We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging environments.

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Contact:
Karen Menzel
Subsea 7 S.A.
+44 (0)20 8210 5568
karen.menzel@subsea7.com
www.subsea7.com

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Forward-Looking Statements: Certain statements made in this announcement may include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934.  These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “forecast,” “project,” “will,” “should,” “seek,” and similar expressions.  These forward-looking statements include, but are not limited to, statements as to the value of the awarded contract, statements as to the date of commencement and completion of each awarded contract and statements as to the scope of each awarded contract.  The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties.  The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage.  Many of these factors are beyond our ability to control or predict.  Given these factors, you should not place undue reliance on the forward-looking statements.